Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2025	2024

INCOME
Operating Revenues:
Utility Revenues	$847,898	$723,310
Integrated Upstream and Gathering Revenues	1,255,051	970,308
Pipeline and Storage Revenues	276,618	275,313
	2,379,567	1,968,931

Operating Expenses:
Purchased Gas	233,710	158,847
Operation and Maintenance:
Utility	235,292	219,932
Integrated Upstream and Gathering and Other	220,018	185,660
Pipeline and Storage	120,819	115,660
Property, Franchise and Other Taxes	97,088	88,491
Depreciation, Depletion and Amortization	469,248	450,606
Impairment of Assets	—	660,930
	1,376,175	1,880,126

Operating Income	1,003,392	88,805

Other Income (Expense):
Other Income (Deductions)	36,941	20,214
Interest Expense on Long-Term Debt	(141,021)	(127,698)
Other Interest Expense	(20,444)	(14,005)

Income (Loss) Before Income Taxes	878,868	(32,684)

Income Tax Expense (Benefit)	223,704	(22,163)

Net Income (Loss) Available for Common Stock	$655,164	$(10,521)

Earnings (Loss) Per Common Share:
Basic:
Net Income (Loss) Available for Common Stock	$7.23	$(0.11)

Diluted:
Net Income (Loss) Available for Common Stock	$7.17	$(0.11)

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	90,600,293	91,506,423

Used in Diluted Calculation	91,371,134	91,506,423